UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2010
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to

COMMISSION FILE NUMBERS	333-44798 333-142713 333-156334
HUMAN GENOME SCIENCES, INC.
EMPLOYEE STOCK PURCHASE PLAN
(Full title of the plan and the address of the plan,
if different from that of the issuer named below)
HUMAN GENOME SCIENCES, INC.
(Name of issuer of the securities held pursuant to the plan)
14200 Shady Grove Road, Rockville, Maryland 20850-7464
(Address of principal executive office)

REQUIRED INFORMATION
(a)	Financial Statements of the Plan, as of December 31, 2010 (beginning on the next page of this document)
(b)	Exhibits

23.1	Consent of Independent Registered Public Accounting Firm — Stout, Causey & Horning, P.A.

23.2	Consent of Independent Registered Public Accounting Firm — Reznick Group, P.C.

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
HUMAN GENOME SCIENCES, INC.
EMPLOYEE STOCK PURCHASE PLAN
AS OF DECEMBER 31, 2010 AND 2009 AND
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009, AND 2008

Human Genome Sciences, Inc.
Employee Stock Purchase Plan

For the years ended December 31, 2010, 2009 and 2008

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS	4

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS	5

NOTES TO FINANCIAL STATEMENTS	6
EX-23.1
EX-23.2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Human Genome Sciences, Inc. as
Administrator of the Human Genome Sciences, Inc.
Employee Stock Purchase Plan
We have audited the accompanying statement of net assets available for plan benefits of the Human Genome Sciences, Inc. Employee Stock Purchase Plan as of December 31, 2010, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the administrator. Our responsibility is to express an opinion on the 2010 financial statements based on our audit. The statement of net assets available for plan benefits of the Plan as of December 31, 2009 and the statements of changes in net assets available for plan benefits for the years ended December 31, 2009 and 2008, as restated, were audited by other auditors. Their report, dated March 24, 2010, except for Note 3 as to which the date is March 31, 2011, expressed an unqualified opinion on those statements.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the 2010 financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Human Genome Sciences, Inc. Employee Stock Purchase Plan as of December 31, 2010 and the changes in its net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
/s/Stout, Causey & Horning, P.A.
Sparks, Maryland
March 31, 2011

Human Genome Sciences, Inc.
Employee Stock Purchase Plan
STATEMENTS OF NET ASSETS
AVAILABLE FOR PLAN BENEFITS

As of December 31,	2010	2009

Assets
Receivable from employer	$736,821	$235,005

Total Assets	736,821	235,005

Liabilities
Benefits payable to participants	714,167	145,189
Withdrawals payable	22,654	89,816

Total Liabilities	736,821	235,005

Net Assets Available for Plan Benefits	$—	$—

The accompanying notes are an integral part of these financial statements.

Human Genome Sciences, Inc.
Employee Stock Purchase Plan
STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS

		2009 as	2008 as
For the Years Ended December 31,	2010	Restated	Restated

Changes in Net Assets Available for Plan Benefits:

Participant Contributions	$1,521,411	$886,464	$1,211,000
Terminations and Withdrawals	(91,152)	(328,524)	(222,210)
Conversion into Shares of Common Stock	(1,430,259)	(557,940)	(988,790)

Net Increase (Decrease)	—	—	—

Net Assets Available for Plan Benefits:

Beginning of year	—	—	—

End of year	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

Human Genome Sciences, Inc.
Employee Stock Purchase Plan
NOTES TO FINANICAL STATEMENTS
For the years ended December 31, 2010, 2009 and 2008
NOTE 1 — DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Plan Description
The following description of the Human Genome Sciences, Inc. Employee Stock Purchase Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.
General
The Human Genome Sciences, Inc. Employee Stock Purchase Plan (the Plan) was approved by the stockholders of Human Genome Sciences, Inc. (the Employer) effective May 24, 2000, to enable eligible employees of the Employer and its designated subsidiaries to purchase shares of the Employer’s common stock through after-tax payroll deductions. The Plan is intended to benefit the Employer by increasing the employees’ interest in the Employer’s growth and success, and encouraging employees to remain employees of the Employer or its designated subsidiaries. The Plan covers substantially all of the employees of the Employer and its designated subsidiaries. The Plan is governed by Section 423 of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
As of December 31, 2010 and 2009, the total number of shares of $0.01 par value common stock of the Employer that are registered for purchase by participants is 2,000,000. Common stock reserved for future employee purchases under the Plan aggregated 664,650 and 736,447 as of December 31, 2010 and 2009, respectively. There are no other investment options for participants.
Any regular full-time employee or regular part-time employee of the Employer or its designated subsidiaries who has completed at least 90 days of employment may participate in the Plan, provided that they are scheduled to work at least 20 hours per week and they own less than 5% of the Employer’s common stock.
Option periods and purchase periods are determined at the discretion of the Compensation Committee of the Employer’s Board of Directors (the Administrator). The years ended December 31, 2010 and 2009 each contained one option period that coincided with the calendar year and consisted of two purchase periods: January 1 through June 30 and July 1 through December 31. Employees not eligible to participate in the Plan on the first day of the calendar year option period were permitted to participate in an interim option period that commenced July 1 and ended December 31 of the respective year, provided that they were eligible participants as of July 1 of that year.

Human Genome Sciences, Inc.
Employee Stock Purchase Plan
NOTES TO FINANICAL STATEMENTS
For the years ended December 31, 2010, 2009 and 2008
NOTE 1 — DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
General — (Continued)
Participants may contribute after-tax payroll deductions on a per payroll basis of between $25 and 10% of their base salary and overtime pay. The Employer does not provide a matching or discretionary contribution. Contributions do not earn interest. Participants’ payroll deductions are accumulated during the purchase period. Shares of common stock, including any fractional amounts, are valued on the last day of the purchase period at a purchase price equal to 85% of the fair market value, as defined by the Plan, of the common stock on the first trading day of the option period or last trading day of the purchase period, whichever is lower. Shares of common stock are purchased effective as of the close of business on the last trading day of the purchase period. All shares purchased are deposited in the participants’ personal investment accounts outside of the Plan.
Full-year participants are not permitted to purchase common stock in any one calendar year having an aggregate fair market value in excess of $25,000 determined as of the first trading date of the purchase period as to shares purchased during such period. The Administrator adopted a rule of administration that limited, to 1,000 shares, the maximum number of shares that could be purchased by a participant during the option periods ended December 31, 2009.
Funds from participants’ payroll deductions are commingled with other general corporate funds and are not segregated by the Employer.
In the event of a participant’s termination, death or retirement, any remaining account balance will be distributed to the participant or the participant’s estate.
The Plan may be terminated at any time by the Company’s Board of Directors.
Administrative Expenses
All expenses incurred in the administration of the Plan are paid by the Employer.
Basis of Financial Statements
The accompanying financial statements are presented on the accrual basis of accounting.

Human Genome Sciences, Inc.
Employee Stock Purchase Plan
NOTES TO FINANICAL STATEMENTS
For the years ended December 31, 2010, 2009 and 2008
NOTE 1 — DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from Plan assets during the reporting period. Actual results could differ from those estimates.
Codification of Accounting Standards
The Plan adopted, as of July 1, 2009, the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. The ASC does not change authoritative guidance. Accordingly, implementing the ASC did not change any of the Plan’s accounting and, therefore, did not have an impact on the results of the Plan. References to authoritative GAAP literature have been updated accordingly.
Income Tax Status
The Administrator believes that the Plan is currently designed and being operated in compliance with Section 423 of the Internal Revenue Code as of the date of these financial statements.
Subsequent Events
The Plan evaluated for disclosure any subsequent events through the report issuance date and determined there were no material events that warrant disclosure.

Human Genome Sciences, Inc.
Employee Stock Purchase Plan
NOTES TO FINANICAL STATEMENTS
For the years ended December 31, 2010, 2009 and 2008
NOTE 2 — RESTATEMENT OF THE PRESENTATION OF THE STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
The presentation of the statements of changes in net assets available for plan benefits for the years ended December 31, 2009 and 2008 have been restated to reflect an adjustment made with respect to participant contributions and terminations and withdrawals. The restatement has no impact on the net increase (decrease) in net assets available for plan benefits for the two years presented. The following table illustrates the impact by financial statement line item:

	As Reported	Adjustment	As Restated

Year Ended December 31, 2009

Participant Contributions	$826,536	$59,928	$886,464
Terminations and Withdrawals	$(268,596)	$(59,928)	$(328,524)

Year Ended December 31, 2008

Participant Contributions	$1,170,604	$40,396	$1,211,000
Terminations and Withdrawals	$(181,814)	$(40,396)	$(222,210)
NOTE 3 — OTHER MATTERS
The Employer amended eligibility requirements and the dates on which the purchase price is calculated in the Plan effective for the Plan year beginning January 1, 2011.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of the Board of Directors of Human Genome Sciences, Inc. (Administrator of the Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HUMAN GENOME SCIENCES, INC. EMPLOYEE STOCK PURCHASE PLAN
By:	/s/ H. Thomas Watkins
H. Thomas Watkins
President and Chief Executive Officer

By:	/s/ David P. Southwell
David P. Southwell
Executive Vice President and Chief Financial Officer
Date: March 31, 2011